Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2021

Iroquois Valley Farmland REIT, PBC
(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street

Suite 234

Evanston, IL 60201

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms, and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of risk factors identified by management are included under the heading “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated May 3, 2021, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We select, value, and manage farmland investments across the Unites States (each, a “Farmland Investment”). Farmland Investments include farmland, mortgage financings secured by farmland, and operating lines of credit extended to farmers, all centered around organic farming. We are one of the first private companies in North America to offer investors direct exposure to a diversified portfolio of certified organic farmland.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”), which was formed on June 5, 2007. In an effort to simplify tax reporting and provide opportunities to more effectively raise growth capital, effective as of December 31, 2016, the members and managers of Iroquois Valley LLC approved and implemented a conversion from a limited liability company owned by multiple equity owners to the current operating structure. As part of the conversion our operating tax status changed, as we went from a limited liability company taxed as a partnership, to a real estate investment trust (“REIT”), taxed pursuant to provisions of the Internal Revenue Code of 1986, as amended. In the conversion, the members of Iroquois Valley LLC contributed 99% of their membership interests to Iroquois Valley REIT and 1% of their membership interests to Iroquois Valley Farmland TRS, Inc. (“Iroquois Valley TRS”), a taxable REIT subsidiary, and as a result of the transaction Iroquois Valley REIT owns (i) 100% of Iroquois Valley TRS and (ii) 99% of Iroquois Valley LLC (with Iroquois Valley TRS owning the remaining 1% of Iroquois Valley LLC). Iroquois Valley REIT now serves as the sole Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS.

Iroquois Valley REIT’s offering of up to $50,000,000 in our common stock (the “Offering”) was initially qualified by the SEC pursuant to SEC Regulation A, Tier 2, on May 3, 2019. As of May 3, 2021, the date of our most recent Offering Statement, we had raised total aggregate gross offering proceeds of approximately $18,772,116. Accordingly, as of that date, we were offering up to $31,227,884 in shares of our common stock to prospective investors. This Offering will expire on May 3, 2022. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to purchase or sell any specific amount of shares. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A POS dated May 3, 2021, filed with the SEC, as has been and may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

Social and Environmental Objectives of Iroquois Valley

Iroquois Valley focuses on organic agriculture that positively impacts the health and sustainability of food systems, farming communities, and ecosystems. We support family farms and aim to support the next generation of American farmers. We embrace the following guiding principles as our “Vision Statement”:

•	Enable the next generation of young farmers to positively impact world health;
•	Farm with healthy, humane and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers, or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant;
•	Enable farmers to own land by providing mortgage financing;
•	Provide working capital to farmers by providing operating lines of credit;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional trading and extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Grow the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return investor capital contributions.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We aim to provide investors access to a diversified portfolio of certified organic farmland in line with our portfolio objectives and public benefit commitment. We expect to use substantially all the net proceeds of our Offering to invest in Farmland Investments throughout the United States. We may invest in Farmland Investments through one or more joint ventures or subsidiaries.

In selecting Farmland Investments, we prioritize those that will provide financial returns and further our social and environmental objectives. For real estate investments, we hope to acquire and manage farmland properties that generate both fixed and variable leasing revenue from tenants. For debt investments (i.e., mortgages and operating lines of credit), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence supervised by our investment committee and board of directors. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the farmer with a realistic and manageable payment schedule.

We also seek to acquire Farmland Investments that reflect the diversity of activities occurring on certified organic farmland throughout the United States. We seek to invest across a wide swath of geographic locations with operators that vary in terms of size, generational history, crop and production mixes, business plans, and supply chain practices.

Market Opportunities

Our income stream from Farmland Investments depends in large part on organic farmers’ revenue and profitability. Demand for organic food continues to grow, largely driven by millennials’ concern for the quality, source, and nutrition of the food they eat and feed their children. Organic farmers earn a price premium for their crops at market. Studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to social and environmental impact.

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Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and its board of directors will consider our public benefit purpose in addition to the financial interests of shareholders when making decisions. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland access tenures. Accordingly, we intend to operate in a responsible and sustainable manner.

We have taken a number of steps to further our commitment to social and environmental impact. Social and environmental impact issues are addressed by multiple staff positions, and we prioritize environmental impact through our conservation efforts. In 2019, Iroquois Valley became one of the first companies to undergo an Impact Management Assessment by Aeris Insight. Since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. We have frequently scored within the top 10% of all B Corps assessed, earning us awards like “Best for the World Overall” and others in specific categories.

Employees

The Company employs 12 persons total. The Company employs 10 persons full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated May 3, 2021 and qualified on May 12, 2021, available at www.sec.gov, as the same may be updated from time to time. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2021 (“Fiscal 2021”) and December 31, 2020 (“Fiscal 2020”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2021 and the year ending Fiscal 2020.

Revenues from Leasing Activities

During Fiscal 2021, we realized revenues of $1,783,980 from leasing activities (inclusive of reimbursements). This is an increase of $265,381, or 17% relative to the Fiscal 2020 figure of $1,518,599. The 2021 increase was due to the revenues received from 6 farms purchased during 2020.

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As of the end of Fiscal 2021, we had 49 farms under leases having terms of 1 to 9 years remaining, compared to 46 farms as of the end of Fiscal 2020. Since the end of Fiscal 2021, we acquired one additional farm, increasing the total farm count to 50. As of December 31, 2021, we had one tenant with past-due rents that are deemed at high-risk of collection (categorized as default). We are actively working with this tenant to resolve past-due amounts. Additionally, we had several tenants past-due with low or moderate collection risk (categorized as watch or at-risk). As of the end of Fiscal 2021, we accrued a receivables reserve of approximately $116,000 to manage collection risk. Although we believe that we will be able to achieve a resolution to mitigate the loss of revenue with all past-due amounts, there can be no assurance that we will still not recognize significant losses of revenue with respect to these tenants.

Revenues from Variable and Crop Income

Variable income refers to additional income we receive from leaseholders once they achieve a certain level of revenue, whereas crop income refers to the revenue we receive from a crop share arrangement we have with one farmer. During Fiscal 2021 we realized revenues of $168,449 from variable and crop income. This is an increase of $118,449 or 237% relative to the Fiscal 2020 figure of $50,000. The 2021 increase was due to an approximately $67,000 increase in variable rent and an approximately $50,000 increase in crop income due to strong harvests from our farmers.

Revenues from Mortgage Interest Income

We recognized revenues from providing mortgage financing for organic farmland of $936,220 in Fiscal 2021, an increase of 33% or $232,662 over the $703,558 achieved in Fiscal 2020. This increase was the result of a year-over-year increase in mortgage loan assets outstanding. As of the end of Fiscal 2021, we had 44 loans with a mortgage note net balance of $18,097,229. This compares to 38 loans, with a net balance of $15,409,433 as of the end of Fiscal 2020. Since the end of Fiscal 2021, we have made one additional loan, increasing the total loan count to 45.

Revenues from Operating Lines of Credit Income

We recognized revenues from providing operating line of credit financing for organic farmland of $99,380 in Fiscal 2021, an increase of 62% or $37,882 over the $61,498 achieved in Fiscal 2020. This increase was the result of a year-over-year increase in operating lines of credit assets outstanding. As of the end of Fiscal 2021, we had 11 loans reflecting an operating line of credit net balance of $1,820,823. This compares to 7 loans, with a net balance of $1,810,163 as of the end of Fiscal 2020. Since the end of Fiscal 2021, we have made 1 additional line of credit loan, increasing the total operating line of credit count to 12.

Revenue from Grant Income

We recognized revenues from grants awarded by the National Resources Conservation Service, a division of the United States Department of Agriculture of $163,240 in Fiscal 2021, a decrease of 37% or $96,939 over the $260,179 achieved in Fiscal 2020. This decrease was due to the September 2020 expiration of the 2016 Conservation Innovation Grant as well as fewer reimbursable expenses.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on Company cash balances. In Fiscal 2021 we recorded $70,716 compared to $104,022 in Fiscal 2020, a decrease of 32%. The decline was due to a reduction in collection of late fees, and less income from Healing Soils Foundation.

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Operating Expenses

Our total “Operating Expenses” for Fiscal 2021 were $2,427,491, an increase of 13%, or $276,827, over the $2,150,664 recorded in Fiscal 2020. The year-over-year increase was driven mostly by increases in employee expenses, general and administrative expenses and real estate taxes; offset by a decline professional fees and insurance.

•	Employee expenses increased to $1,230,145 in 2021 compared to $971,877 in 2020, a $258,268, or 27% year-over-year increase. This increase was due to salary increases and bonuses paid to certain employees.
•	General and administrative expenses increased to $302,436 in 2021 compared to $255,292 in 2020, a $47,144, or 18% year-over-year increase. This increase was the result of an overall increase in expenses, including travel, fundraising, and conference fees offset by reductions in office expenses.
•	Change in provision for bad debts and loan losses decreased to $39,005 in 2021 from $40,949 in 2020, a $1,944 or 5% year-over-year decrease.
•	Professional fees decreased to $409,874 in 2021 from $470,984 in 2020, a $61,110 or 13% year-over-year decrease. The decrease was primarily the result of a decrease in accounting fees offset by an increase in consulting fees.
•	Real estate taxes increased to $212,661 in 2021 from $172,157 in 2020, a $40,504 or 24% year-over-year increase. The increase was due to the addition of new properties in 2021 and higher taxes on certain properties offset by various tax credits.
•	Insurance decreased to $31,781 in 2021 compared to $41,126 in 2020, a $9,345 or 23% year-over-year decrease. The decrease was due carrying lower cost properties and streamlining our insurance carriers.
•	Depreciation and amortization increased to $201,589 in 2021 from $198,279 in 2020, an $3,310 or 2% year-over-year increase. The increase was the result of additional owned properties with depreciable assets in Fiscal 2021, and a full year of depreciation expense associated with depreciable assets purchased in Fiscal 2020.
•	Interest expense increased to $645,079 in 2021 from $442,394 in 2020, a $202,685 or 46% year-over-year increase. The increase was primarily due to a higher level of unsecured debt and higher mortgage loan interest expense.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage, and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

Conservation Innovation Grants

In 2016, we were awarded a $944,615 grant by the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture (“USDA”). The grant became effective on December 2, 2016 and ran through September 30, 2020. Under the terms of the grant, we received reimbursement for certain expenses associated with the Soil Restoration Notes offerings (discussed below), soil development and soil health measurement.

In addition, in December 2019 Iroquois Valley LLC was awarded a $700,000 grant from the NRCS. The purpose of this Conservation Innovation Grant is to increase the pace and scale of conservation adoption by increasing the flow of investment capital funding farmer operating lines of credit. This three-year grant began in March 2020. Under the terms of the grant, the Company receives reimbursement totaling $700,000 for expenses associated with achieving intended outcomes.

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Given the contingent nature of the grants (reimbursements are only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant reimbursements after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for Farmland Investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations, and the issuance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company currently has revolving lines of credit totaling $3,500,000 across two different lenders. As of the date of this Annual Report we have no outstanding balances under these lines of credit. We primarily use these lines of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of the date of this Annual Report, we anticipate approximately $1,085,000 of unsecured loan obligations coming due during the remainder of 2022. We have no secured loan obligations coming due in the next 12 months. We intend to repay the unsecured loan obligations with revenues and from proceeds from the offerings of Iroquois Valley REIT’s common stock as well as of unsecured promissory notes by Iroquois Valley LLC (See “Soil Restoration Notes Offering” below).

Our ability to raise additional equity capital will depend on a number of factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of the ongoing COVID-19 pandemic and potential interest rate changes on our ability to access additional capital. We do not have any off-balance sheet arrangements.

Trend Information

We expect an increasing focus on healthy eating and improving the environment will drive demand for organic food and organic farmland. We believe these trends will continue to drive revenue growth for the Company.

We decreased our mortgage loan liabilities from $3,513,729 in 2020 to $0 in 2021. The decrease was funded through the sale of equity and unsecured promissory notes.

We are evaluating the impact of COVID-19 on our performance. While we have not yet seen any material impact on our performance, we cannot predict the ultimate impact of COVID-19 on our farmers’ revenues or supplier networks.

Paycheck Protection Program

On April 23, 2020 we entered into a $103,528 U.S. Small Business Administration (“SBA”) Paycheck Protection Program note payable. The note payable incurs interest at a fixed rate of 1.00% and is set to mature on April 23, 2022. The note is unsecured and was eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). However, the note payable was not forgiven by the SBA. Principal payments of approximately $84,000 remain payable for the year ending December 31, 2021.

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Soil Restoration Notes Offering

As of the date of this Annual Report, our operating company, Iroquois Valley LLC, is currently offering unsecured promissory notes for sale to accredited investors only. These “Soil Restoration Notes” and similar unsecured notes are consolidated at the Iroquois Valley REIT level for accounting purposes. We first started issuing unsecured notes in 2015 and the amount outstanding has increased to $20,480,243 as of December 31, 2021. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through the existing Soil Restoration Note offering and future offerings to partially meet future cash needs.

Item 3. Directors and Officers

Board of Directors

Name	Position	Age	Term of Office
Dr. Stephen P. Rivard	Co-Chairperson of the Board of Directors	69	July 2017-2022
David E. Miller	Co-Chairperson of the Board of Directors	68	Sept 2021-2024
Andy Ambriole	Director	33	Sept 2019-2022
Dororthy D. Burlin	Director	54	Sept 2019-2022
Arnold W. Lau	Director	63	Aug 2020-2023
Joseph A. Mantoan	Director	68	Aug 2020-2023
Malaika Maphalala	Director	52	Aug 2020-2023
Dr. Anna Jones-Crabtree	Director	52	Sept 2021-2024

Executive Officers

Name	Position	Age	Start of Term
Andy Ambriole	Interim Chief Executive Officer	33	11/22/21
Mark D. Schindel	Chief Financial Officer	59	4/23/19
Arnold W. Lau	Chief Operating Officer	63	2/1/15

Significant Employees

Name	Position	Age	Start of Term
Donna Holmes	Senior Vice President, Investor Relations	61	6/7/21
Claire Mesesan	Vice President, Farmer Relations	30	8/17/15

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Business Experience

Board of Directors

Stephen P. Rivard, M.D., Co-Chairperson

Dr. Rivard earned his undergraduate and medical degrees from Loyola University of Chicago. He began a practice in the newest medical specialty at the time – emergency medicine. After twenty-six years, and having raised two children, he changed careers and founded Illinois Vein Specialists in Illinois in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now conducting outreach with other physicians and health care professions to bring attention to the varied health illnesses associated with the current food production system. Specifically, he is concerned about the growth of diabetes, food allergies and various cancer incidences that may be associated with food choices and agricultural production systems.

David E. Miller, Co-Chairperson

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production.

Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008 he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. In that capacity, Mr. Miller is a founding member and Co-Chair of the advisory board for Loyola University’s Institute of Environmental Sustainability and is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. Mr. Miller resides in Winnetka, Illinois with his wife and family. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Mr. Miller is a co-founder of Iroquois Valley and served as its Chief Executive Officer until 2021. Mr. Miller remains on the Company’s Board of Directors as Co-Chairman and continues an active role in the Company supporting working on building out Rock Creek Farms in Peotone, IL.

Andy Ambriole

Mr. Ambriole, his wife Catie, and their three daughters farm approximately 1,400 acres of certified organic land in northern Indiana. Crops grown include corn, soybeans, wheat, and barley along with numerous species of cover crops. He has been a tenant of the Company since 2012 and an equity shareholder from 2012 to 2019. He has served on the Board of Directors since Iroquois Valley’s establishment as a REIT and public benefit corporation at the end of 2016. He has also served on the investment committee since that committee’s establishment in 2018. Beginning in 2021, Mr. Ambriole began providing occasional due diligence support and similar services to the Company as a consultant. His other activities include serving as president of his county’s Soil & Water Conservation District and as an assistant region director for the Indiana Association of Soil & Water Conservation Districts.

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Dorothy D ("D.D.") Burlin

Ms. Burlin is a private investor and former attorney. She is an advocate for local, sustainable, organic, and regeneratively grown foods, with particular interest in creative uses of capital to fund the large-scale expansion of this sector. In 2011 she co-founded, and is a continuing member of, the Sustainable Local Food Investment Group (SLoFIG), a 30-member, mission-based, angel investor network based in Chicago, Illinois. From 2010 through 2014, she was an investor in Two Roads Farm LLC, a single-farm investment partnership founded by David Miller and Dr. Stephen Rivard that merged with Iroquois Valley Farms LLC in 2014.

As an attorney from 1992 to 2007, Ms. Burlin was licensed with the Illinois and Missouri bars, and she was licensed to practice before federal courts in several districts and circuits. Her work included extensive criminal law practice. Her academic credentials include a BA from Dartmouth College and a JD from Georgetown University.

Ms. Burlin and her husband, Johannes, reside in Chicago, Illinois with their two sons. They also have a small farm near Reeseville, Wisconsin. Ms. Burlin is active in non-profit and political fundraising. She is a long-time member of the Board of Directors of the American Youth Foundation.

Dr. Anna Jones-Crabtree

Dr. Jones-Crabtree and her husband Doug own and manage Vilicus Farms, a first generation, organic, 13,000-acre dryland crop farm in Northern Hill County, Montana growing a diverse array of organic heirloom and specialty grain, pulse, oilseed and broadleaf crops under five and seven-year rotations. In thirteen seasons, Vilicus Farms grew from 1,280 acres to be a nationally recognized farm by using USDA’s beginning farmer programs, employing extensive conservation practices, and fostering unique risk sharing relationships with food companies and land investment firms. With over 26% of their land in non-crop conservation and 400 acres seeded to native pollinator habitat Vilicus Farms became Bee Better certified in 2019, Real Organic Project Certified in 2019 and has been transitioning towards Demeter Biodynamic certification.

Dr. Jones-Crabtree is a Donella Meadows Leadership Fellow and a recipient of the White House Greening Government Sustainability Hero Award. She holds a Ph.D. in Civil and Environmental Engineering with a minor in Sustainable Systems from Georgia Institute of Technology. Dr. Jones-Crabtree served on the USDA Secretary’s Advisory Council on Beginning Farmers & Ranchers, and currently serves on the Xerces Society Bee Better Advisory Board.  Given the realities of farming, she still has an off-farm job with the USDA Forest Service. After several decades fostering more sustainable operations she is now currently serving as the Director for Data Governance for the Northern Region.

Dr. Jones-Crabtree, her husband Doug, and their three Jack Russell Terriers are avid members of the Lentil Underground (http://lentilunderground.com/).

Arnold Lau

In addition to serving as the Company’s Chief Operating Officer, Mr. Lau is a private investor and independent securities trader. Born and raised in Honolulu, Hawaii, he earned his BA from Lawrence University, and an MBA from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and served as Corporate Secretary from 2015-2021. He is 1 of the 9 original directors of the Company.

Joseph A. Mantoan

Mr. Mantoan is an advocate for ecological farming and farmland preservation. Mr. Mantoan was a managing partner at Accenture and consultant during his 30-year career in business. Mr. Mantoan served on the board of the United Way of Greater Milwaukee for twelve years and on the board of Wellspring Organic Farm for six years. He received his BA and MA in Accounting from the University of Illinois.

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Mr. Mantoan grew up in the farming community of Kankakee County, Illinois. Along with his siblings, he is a co-owner of his family's 100-acre certified organic crop farm in Kankakee County. Mr. Mantoan and his wife also own 200 acres of certified organic farmland in Washington County, Wisconsin. The farm is managed by his son, who is raising livestock on pasture and using permaculture methods to grow perennial crops. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

Malaika Maphalala

Ms. Maphalala is a Private Wealth Advisor and Partner at Natural Investments LLC, a national SEC registered Investment Advisory firm that has specialized in exclusively socially and environmentally responsible investments for over 30 years. A lifelong advocate for social change, Ms. Maphalala is driven by a passion for finding innovative approaches to bringing people and resources together to address social and environmental complexities. In her role as Wealth Advisor, Ms. Maphalala provides portfolio management and financial planning for high-net-worth individuals, families, and institutions across the country that want to use their wealth as a tool to transform society and economic systems using humane, restorative, and ecological principles as the guide. She specializes in Regenerative Investing, which is investment that directly supports the regenerative capacity of communities and ecosystems. Her areas of special interest and expertise encompass investments in sustainable agriculture, community development, clean and renewable energy, cooperative businesses, and microfinance.

Ms. Maphalala received her BA from the Johnston Center for Integrative Studies at the University of Redlands and she holds a Certified Private Wealth Advisor® designation from the Investments and Wealth Institute in conjunction with the University of Chicago Booth School of Business. She currently lives full time on the island of Hawaii, her home for almost 25 years, where she and her family tend and enjoy their beloved, rural, solar-powered, organic farm and homestead.

Executive Officers and Significant Employees

Andy Ambriole, Interim Chief Executive Officer

Biography included in Board of Directors section above.

Mark D. Schindel, Chief Financial Officer

As Chief Financial Officer, Mr. Schindel has responsibility for financial systems and reporting, budgeting and forecasting, reviewing new funding opportunities, monitoring and tracking the investment portfolio, and evaluating new deals. In joining the Company, Mr. Schindel was excited about the opportunity to work with a for-profit, mission driven organization striving to improve the health of the population and the planet.

Mr. Schindel received his BS in Finance from the University of Illinois, and his MBA from Northwestern’s J.L. Kellogg Graduate School of Management. He spent most of his career in the private equity business and as a financial consultant and private investor. Mr. Schindel lives in Chicago and enjoys tennis, downhill skiing, and hiking around the world.

Arnold Lau, Chief Operating Officer

Biography included in Board of Directors section above.

Donna Holmes, Senior Vice President, Investor Relations

In her role at Iroquois Valley, Ms. Holmes conveys the Company’s vision and investment strategy with investors and prospects. She is responsible for expanding our investor base by building a community of like-minded investors. Ms. Holmes is passionate about creating an opportunity for all people to reap the health benefits of nutritional food, grown in a sustainable and socially just society. Using her knowledge of finance and investing, Ms. Holmes structures investment vehicles to address investors’ different needs and goals. She believes in Iroquois Valley’s triple bottom line principles, actively securing social, environmental, and financial returns for our investors. Ms. Holmes has also served as the Company’s Corporate Secretary since 2021.

12

Prior to joining Iroquois Valley, Ms. Holmes served in business development and investor relations roles at three alternative asset management firms. Before working in finance, she practiced law, specializing in tax and ERISA matters.

Ms. Holmes earned a Bachelor of Science in accounting from Syracuse University, a Juris Doctorate from Syracuse University, College of Law, and a Master of Law in Taxation from New York University. She is a CAIA Charter-holder and an FSA Level 1 Certificate Holder.

Claire Mesesan, Vice President, Farmer Relations

Ms. Mesesan serves as VP, Farmer Relations where her work centers on process, program development, and resource-building. She is broadly focused on Iroquois Valley's farmer-facing work to ensure that partnerships are successful. Ms. Mesesan also works on impact strategy, evaluation, and reporting in support of the company's efforts to create public benefit.

Ms. Mesesan joined Iroquois Valley in 2015 as Communications Director where she created mission-driven, data-informed content across platforms. Ms. Mesesan gravitated toward stakeholder engagement as she connected with farmers to tell their stories, which led to her transition to farmer relations in 2021.

Ms. Mesesan completed her bachelor’s degrees in Philosophy and French from Loyola University Chicago. Within philosophy, Ms. Mesesan was interested in the ways land stewardship and land-based ethics intersect with social and political movements. After graduation, she spent a year in Madison, WI working as an AmeriCorps Farm-to-School educator. Ms. Mesesan lives in southern California where she enjoys gardening and all things outdoors, especially camping.

Compensation of Directors and Executive Officers

The 2021 compensation of our 5 highest paid executive officers were as follows:

Name	Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
David Miller (1)	Director and Chief Executive Officer	$135,000	$6,250	$141,250

Tera Johnson (2)	Director and Chief Executive Officer	$135,000	$6,000	$141,000

Andy Ambriole (3)	Director and Interim Chief Executive Officer	$130,000	$6,000	$136,000

Arnold W. Lau	Director and Chief Operating Officer	$100,000	$7,900	$107,900

Mark D. Schindel	Chief Financial and Investment Officer	$115,000	$7,900	$122,900

(1)	In Fiscal 2021, Mr. Miller served as Director and Chief Executive Officer from January 1, 2021 – September 1, 2021. He continues to serve as a Director and as a paid consultant to the Company regarding Rock Creek Farm matters.
(2)	In Fiscal 2021, Ms. Johnson served as Director and Chief Executive Officer from September 1, 2021 – December 1, 2021. She no longer serves in any role at the Company.
(3)	Mr. Ambriole has served as Director and Interim CEO since December 1, 2021.

Members of the Iroquois Valley REIT board are not currently compensated solely for their service as directors. Directors who are also employees or contractors of the Company are typically paid for their work as employees or contractors, as applicable.

All officers and employees are eligible for cash bonuses. All officers and employees are eligible to receive stock options as compensation, but the Company has no plans to grant stock options.

13

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group as of April 1, 2022. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group (2)	708 Church Street, Suite 234, Evanston, Illinois 60204	3,658	3.29%

SPARTA24 LTD Alon Gonen	29 Hatamar Street Ein Ayala, Israel 3082500	9,843	9.00%

Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	8,086	7.27%

DCS Irrevocable Trust Diana Singleton, Trustee	303 North Glenoaks Blvd. Burbank, CA 91502	6,900	6.20%

(1)	Percentage of beneficial ownership is based upon 111,258.54 shares of Iroquois Valley REIT’s common stock outstanding as of April 1, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Shares owned by all officers and directors as a group include ownership of options to purchase common stock held by Mr. Miller, consistent with the SEC’s definition of beneficial ownership (described in footnote 1 above). As of April 1, 2022, Mr. Miller owned options to purchase 600 shares of common stock.

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the persons listed above, the Company does not have any persons known to us to be beneficial owners of 5% or more of our common stock.

14

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last 2 completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

•

Mr. Ambriole is interim CEO and a member of our board of directors, the lessee of five of our farms (Old Oak, Sparta Woods, Brindle, Yoder and Lake Wawasee), and a 1st mortgage-secured borrower for a farm he has purchased (Phyllis Farm). As such, there could be a future conflict of interest arising from Mr. Ambriole’s roles as interim CEO, a director, as the tenant of these farms, and as a borrower from Iroquois Valley. Beginning in 2021, Mr. Ambriole also began providing occasional due diligence support and similar services to the Company as a paid consultant. Effective December 1, 2021, Mr. Ambriole was appointed Interim CEO, and continues to serve in that role as of the date of this Annual Report.

•	Dr. Jones-Crabtree, a member of our board of directors, is the lessee of three of our farms (Bahasaba, Hi-Line and Cottonwood). Dr. Crabtree’s Vilicus Farms also has a $565,000 line of credit with the Company that expires in 2022. As such there could be a future conflict of interest arising from Dr. Jones-Crabtree’s role as a director, a farm tenant, and a holder of an operating line of credit.

•	The Company is in the process of acquiring a farm owned by Mr. Mantoan. The Company’s purchase of this property may lead to a conflict of interest arising from Mr. Mantoan’s role as a director and as the owner of this farm.

•	Mr. Miller, Co-Chairperson of our board of directors, owns less than 10% of a farm that has a mortgage from Iroquois Valley (Sumac Creek). As such there could be a future conflict of interest arising from Mr. Miller roles as a director and his minority equity interest in this farm.

•	Mr. Miller and Mr. Mantoan, two members of our board of directors, serve on the board of Healing Soils Foundation (HSF), an Illinois-based 501(c)(3) nonprofit organization dedicated to advancing organic and regenerative agriculture and soil conservation practices through education, training, and awareness of soil, nutrition, and human health. Mr. Mantoan also serves as HSF’s Executive Director. Neither Mr. Miller nor Mr. Mantoan receive any compensation from HSF. Due to the alignment in missions, Iroquois Valley is actively exploring various partnerships and collaborations with HSF. These activities may involve devotion of limited Iroquois Valley staff time to support HSF projects, or other donations or support from Iroquois Valley to HSF. Both entities have conflict of interest policies and independent directors to review any transactions between them, however, there still can and will be conflicts of interest arising from Mr. Miller and Mr. Mantoan’s director roles in particular at both organizations.

Item 6. Other Information

None.

15

Item 7. Financial Statements.

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2021 and 2020

16

F-1

Independent Auditor's Report

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

Opinion

We have audited the consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021 and 2020 and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that audits conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

F-2

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

In performing audits in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audits.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control-related matters that we identified during the audits.

April 27, 2022

F-3

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2021 and 2020

ASSETS	2021	2020

Investments in real estate, at cost:
Land	$50,328,979	$44,746,626
Land improvements, machinery and equipment	2,201,845	2,125,126
Buildings and building improvements	1,003,672	1,338,749
Investment in real estate held for sale	368,000	–

Total investment in real estate	53,902,496	48,210,501
Less accumulated depreciation	942,899	1,042,009

Net investment in real estate	52,959,597	47,168,492

Cash and cash equivalents	8,937,356	3,559,309
Accrued income	197,008	117,480
Accounts receivable, less allowance for doubtful accounts of $115,710 and $170,676 in 2021 and 2020, respectively	488,849	540,325
Prepaids and other assets	159,329	146,311
Interest receivable, less allowance for doubtful accounts of $65,925 and $25,982 in 2021 and 2020, respectively	142,019	107,563
Mortgage notes receivable, net of deferred origination fees and loan loss reserves of $68,186 and $157,577 in 2021 and 2020, respectively	18,097,229	15,409,433
Operating lines of credit receivable, less allowance for doubtful accounts of $26,625 and $31,762 in 2021 and 2020, respectively	1,820,823	1,810,163

Total other assets	29,842,613	21,690,584

Total assets	$82,802,210	$68,859,076

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$507,800	$354,440
Note payable, paycheck protection program	84,321	103,528
Mortgages payable	–	3,513,729
Notes payable, unsecured	20,480,243	16,480,000

Total liabilities	21,072,364	20,451,697

EQUITY
Controlling interests	61,364,023	48,036,966
Noncontrolling interests	365,823	370,413

	61,729,846	48,407,379

Total liabilities and equity	$82,802,210	$68,859,076

The accompanying notes are an integral part of these consolidated statements.

F-4

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2021 and 2020

	2021	2020
Revenue
Rental income, net	$1,783,980	$1,518,599
Variable and crop income	168,449	50,000
Mortgage interest income	936,220	703,558
Operating lines of credit interest income	99,380	61,498
Grant revenue	163,240	260,179
Other	70,716	104,022

Total revenue	3,221,985	2,697,856

Operating expenses
Employee expenses	1,230,145	971,877
General and administrative	302,436	255,292
Change in provision for bad debts and loan losses	39,005	40,949
Professional fees	409,874	470,984
Real estate taxes	212,661	172,157
Insurance	31,781	41,126
Depreciation and amortization	201,589	198,279

Total operating expenses	2,427,491	2,150,664

Operating income	794,494	547,192

Interest expense	645,079	442,394

Net income before net gain on sales of real estate	149,415	104,798
Net gain on sales of real estate	289,124	11,185

NET INCOME	438,539	115,983

Net income attributable to noncontrolling interests	10,281	10,431

Net income attributable to controlling interests	$428,258	$105,552

The accompanying notes are an integral part of these consolidated statements.

F-5

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2021 and 2020

	Common Stock (1)
	Shares Issued and Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total Controlling Interest	Noncontrolling Interests	Total Equity

Stockholders' equity, January 1, 2020	68,671.219	$687	$16,438,970	$20,868,185	$37,307,842	$361,787	$37,669,629

Net income	–	–	–	105,552	105,552	10,431	115,983

Contributions from stockholders	19,880.698	199	12,200,026	–	12,200,225	–	12,200,225

Dividends paid to stockholders	–	–	–	(321,882)	(321,882)	–	(321,882)

Redemptions paid to stockholders	(2,052.797)	(21)	(1,221,401)	–	(1,221,422)	–	(1,221,422)

Distributions to noncontrolling interests	–	–	–	–	–	(1,805)	(1,805)

Syndication costs	–	–	–	(33,349)	(33,349)	–	(33,349)

Stockholders' equity, December 31, 2020	86,499.120	$865	$27,417,595	$20,618,506	$48,036,966	$370,413	$48,407,379

Net income	–	–	–	428,258	428,258	10,281	438,539

Contributions from stockholders	24,782.683	248	14,745,243	–	14,745,491	–	14,745,491

Dividends paid to stockholders	–	–	–	(301,480)	(301,480)	–	(301,480)

Redemptions paid to stockholders	(2,461.233)	(25)	(1,515,791)	–	(1,515,816)	–	(1,515,816)

Distributions to noncontrolling interests	–	–	–	–	–	(14,871)	(14,871)

Syndication costs	–	–	–	(29,396)	(29,396)	–	(29,396)

Stockholders' equity, December 31, 2021	108,820.570	$1,088	$40,647,047	$20,715,888	$61,364,023	$365,823	$61,729,846

(1) 1,000,000 shares authorized, $0.01 par value; 108,820.570 shares issued and outstanding at December 31, 2021.

The accompanying notes are an integral part of these consolidated statements.

F-6

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities
Net income	$438,539	$115,983
Adjustments to reconcile net income to net cash provided by operating activities
Change in provision for bad debts and loan losses	39,005	110,222
Depreciation and amortization	201,589	198,279
Net gain on sales of real estate	(289,124)	(11,185)
Deferred origination fees amortization	(34,927)	(29,634)
(Increase) decrease in assets
Accrued income	(79,528)	(36,902)
Accounts receivable	47,820	(196,914)
Prepaids and other assets	(21,326)	27,607
Interest accrued on mortgage and operating lines of credit receivables	(76,998)	(13,408)
Increase (decrease) in liabilities
Accounts payable and accrued expenses	153,360	(45,596)

Net cash provided by operating activities	378,410	118,452

Cash flows from investing activities
Proceeds from transfer of participating loans	1,170,000	–
Proceeds from sales of investments in real estate	2,657,241	19,130
Purchases of investments in real estate, at cost	(8,609,876)	(7,392,439)
Issuance of mortgage notes	(7,876,522)	(3,530,178)
Principal payments received on mortgage notes	4,341,016	384,758
Net issuance of operating lines of credit receivable	(71,744)	(1,339,425)
Origination fees received	38,287	30,633

Net cash used in investing activities	(8,351,598)	(11,827,521)

(Continued)

The accompanying notes are an integral part of these consolidated statements.

F-7

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2021 and 2020

	2021	2020

Cash flows from financing activities
Proceeds from mortgages payable	2,115,925	2,204,300
Repayments on mortgages payable	(5,629,654)	(30,401)
Proceeds from notes payable, unsecured	4,527,000	2,105,000
Repayments of notes payable, unsecured	(326,757)	(1,365,000)
Payment of note payable, paycheck protection program	(19,207)	103,528
Payment of syndication costs	(29,396)	(33,349)
Contributions from stockholders	14,412,096	12,090,042
Distributions to noncontrolling interests	(14,871)	(1,805)
Redemptions paid to stockholders	(1,515,816)	(1,221,422)
Dividends paid to stockholders	(168,085)	(211,699)

Net cash provided by financing activities	13,351,235	13,639,194

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,378,047	1,930,125

Cash and cash equivalents, beginning of year	3,559,309	1,629,184

Cash and cash equivalents, end of year	$8,937,356	$3,559,309

Supplemental disclosure of cash flow information
Cash paid for interest expense	$639,773	$463,323

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$133,395	$110,183

Payments on notes receivable from stockholders through reduction of accrued bonus	$–	$3,379

Notes payable, unsecured converted to contributions from stockholders	$200,000	$–

Notes receivable issued in lieu of proceeds from the sale of investments in real estate	$629,028	$–

Investments in real estate repossessed upon default of notes receivable	$368,000	$–

The accompanying notes are an integral part of these consolidated statements.

F-8

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Operating Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary).  Both the Operating Company and the TRS Subsidiary are wholly owned subsidiaries of Iroquois Valley Farmland REIT, PBC, collectively referred to as Iroquois Valley or the Company.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland, and funding mortgages and operating lines of credit with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own regenerative and/or organic farm business. Investments made by the Company are funded through the issuance of unsecured notes payable or shares of common stock.  The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company).  Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary.  The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required.  MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland.  All significant intercompany accounts and transactions are eliminated in consolidation.

2.	Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company.  The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

3.	Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2021 and 2020:

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2021	12/31/2020

Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,202,910	$1,232,012
Denker Farm	Livingston, IL	March 22, 2011	1,474,886	1,487,178
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	490,411	497,520
Old Oak Farm	Huntington, IN	August 20, 2012	924,991	926,498
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	1,065,681	712,417
Hedge Creek Farm	Will, IL	December 28, 2012	635,592	636,005
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,077,755	1,081,351
Mooday and Jackman Farms	Boone and Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,053,157	1,063,811

F-9

	Location		Net Book	Net Book
	(County,	Date	Value at	Value at
Property Name	State)	Acquired	12/31/2021	12/31/2020
One Bottom Farm	Iroquois, IL	November 21, 2013	$354,846	$354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,293,096	2,297,335
Union Fair Farm	Knox, ME	April 2, 2014	–	381,174
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	595,955	598,385
Brindle Farm	Allen, IN	September 19, 2014	520,538	521,501
Lakeville Farm	St. Joseph, IN	November 14, 2014	–	2,115,018
South Grove Farm	Dekalb, IL	February 12, 2015	724,584	726,383
Mackinaw Farm	Ford, IL	February 20, 2015	1,083,924	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,721,590	1,734,243
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	543,634
Yoder Farm	Allen, IN	November 24, 2015	535,585	536,052
Tower Road Farm	Dekalb, IL	February 29, 2016	833,439	834,520
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	660,284	668,200
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	852,188	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	–	520,092
Flat Rock	Seneca, OH	May 15, 2017	2,878,926	2,878,073
Creambrook	Augusta, VA	May 22, 2017	1,235,937	1,236,300
Cottonwood	Hill, MT	September 1, 2017	1,031,983	1,010,797
South Fork	Livingston, IL	October 16, 2017	2,206,526	2,187,794
Battle Creek	Dekalb, IL	November 10, 2017	1,511,460	1,517,102
White River	Daviess, IN	May 24, 2018	1,908,744	1,908,744
Hidden Pasture	Schoharie, NY	July 24, 2018	292,171	298,204
Ten Mile	Lucas, OH	November 29, 2018	325,160	326,961
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,307,590	1,282,053
Money Creek	McClean, IL	December 9, 2019	1,380,452	1,380,452
Eldert	Iroquois, IL	January 13, 2020	1,387,376	1,387,376
Parish	Kankakee, IL	April 29, 2020	1,876,500	1,876,500
Rock Creek East	Will, IL	May 4, 2020	667,309	654,781
Peterson	Iroquois, IL	June 8, 2020	429,000	429,000
Sugar Creek	Boone, IN	October 6, 2020	1,845,922	1,848,200
Rock Creek West	Will, IL	November 4, 2020	614,360	597,061
Rock Creek 30	Will, IL	November 10, 2020	248,107	243,000
Sugar Creek West	Boone, IN	January 6, 2021	3,375,050	–
Scheffers	Kankakee, IL	March 30, 2021	900,000	–
Tucker South	Calloway, KY	August 3, 2021	1,539,161	–
Pittwood	Iroquois, IL	November 3, 2021	947,216	–
Sheldon Flatts	Madison, NY	November 3, 2021 (Held for Sale)	368,000	–
Persch	Kankakee, IL	November 9, 2021	1,229,592	–

			$52,959,597	$47,168,492

F-10

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired.  The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to the assets, as well as other fair value determinations.

To determine the estimated fair value, management  utilizes independent third-party analyses for those properties owned for more than one year.  At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred.  During 2021 and 2020, the Company evaluated the investments in real estate for indicators of impairment and noted none.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	3 - 25 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized.  All investments in real estate are leased to tenants under operating leases.

During 2021, the Company repossessed the Sheldon Flats property from a mortgagee and are marketing the property for sale.  As such, as of December 31, 2021, the Company had real estate held for sale in the amount of $368,000. The Company is actively marketing the sale of the related property and expects the sale of such to occur during 2022.

4.	Cash Equivalents

The Company maintains the majority of its cash balances with a lending institution, which has serviced mortgages on certain investments (see Note E).  These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5.	Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement.  Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain amount (as defined in the individual lease agreements) and the excess being partially due to the Company.  Crop income is income related to a crop share arrangement with one of the Company's farmers.  Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions.  Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

F-11

6.	Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2021 and 2020 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $29,396 and $33,349 were incurred for the years ended December 31, 2021 and 2020, respectively.

7.	Revenue Recognition

Leases

The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method.  The Company's leases are substantially for land, and as a result the Company expects to derive the residual value of the land at the end of the lease term.  That residual value is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants.  All leases between the Company and its tenants are classified as operating leases.  Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease.  Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage Interest Income

Mortgage and operating lines of credit interest income is recognized when due as provided under the agreements in place.  Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8.	Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification.  The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests.  Management intends to adhere to these requirements and maintain the REIT status.  As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements.  The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

9.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments.  The provision for credit losses is considered a significant estimate, see Note C for the Company's policies on risk rating of the mortgage, operating line of credit and lease portfolio.  The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value.  While management's estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

F-12

10.	Significant Accounting Standard Applicable In Future Years

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures).  While the Company is a public business entity, the Company qualifies as a  small reporting company and therefore, ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter.

NOTE C - MORTGAGE NOTES AND OPERATING LINES OF CREDIT RECEIVABLE

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit accrue interest throughout the term.

Mortgage notes and operating lines of credit receivable are collateralized by real estate and improvements thereon. Interest income recognized related to mortgage notes receivable totaled $936,220 and $703,558 during the years ended December 31, 2021 and 2020, respectively.  Interest income recognized related to operating lines of credit totaled $99,380 and $61,498 during the years ended December 31, 2021 and 2020, respectively.

Management closely monitors the quality of the mortgage notes and operating lines of credit receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s  mortgage notes and operating lines of credit receivable portfolio.  The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. The credit quality grade helps management make a comparable assessment of each  mortgage notes and operating lines of credit receivable’s credit risk.

Using this data, the Company evaluates the borrower's liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default.  The Company establishes an allowance for loan losses to reserve against potential losses from non-performing loans. An allowance for loan loss is established when payments are over 90 days late and the outstanding principal balance exceeds 80% of the appraised value of the underlying collateral. A reserve for uncollectible interest receivable is established based on the assigned risk rating of the underlying loan.  The following tables present the Company's mortgage notes receivable and operating lines of credit receivable and status as of and for the years ended December 31, 2021 and 2020:

F-13

Summary of Mortgage Notes Receivable as of December 31, 2021 and 2020

		Reserve
		For
	Outstanding	Interest	Outstanding
Rating	Balance	Receivable	Balance
Type	12/31/2021	12/31/2021	12/31/2020

Performing	$13,812,609	$–	$7,380,065
Watch	2,491,465	8,147	5,042,361
At-risk	456,000	1,789	2,328,817
Default	1,405,341	55,989	815,767

Total loans	$18,165,415	$65,925	$15,567,010
Allowance for loan losses	–		(92,750)
Net deferred origination fees	(68,186)		(64,827)

Net loans	$18,097,229		$15,409,433

Interest rate range	1.00 - 7.00%		4.75 - 7.00%
Maturity date range	2022-2052		2021- 2050

Summary of Operating Lines of Credit as of December 31, 2021 and 2020

		Reserve
		For
	Outstanding	Interest	Outstanding
Rating	Balance	Receivable	Balance
Type	12/31/2021	12/31/2021	12/31/2020

Performing	$533,707	$–	$725,161
Watch	911,828	–	652,278
At-risk	–	–	36,051
Default	401,913	–	428,435

Total loans	$1,847,448	$–	$1,841,925
Allowance for loan losses	(26,625)		(31,762)
Net deferred origination fees	–		–

Net loans	$1,820,823		$1,810,163

Maximum available balance	$2,712,000		$2,085,000
Interest rate range	5.00 - 7.00%		5.50 - 7.00%
Maturity date range	2022 - 2026		2021 - 2023

During the year ended December 31, 2021, the Company foreclosed on the properties that were secured by certain mortgages outstanding with a net outstanding balance in the amount of $368,000. As of December 31, 2020, the loan had been assigned a default rating and an allowance for loan loss had been established in the amount of $92,750.

F-14

During 2021, the Company received $1,170,000 of proceeds in connection with the sale of participation agreements between the Company and unrelated third parties. At the time of the participation, the loan was $1,350,000.  The Company's share of the loan was reduced to $252,221 after receipt of proceeds from participating lenders. The Company is responsible to continue to service the loan, and remit amounts to the participating lenders in proportion to their ownership percentage. The Company also earns an annual management fee of 0.50% on the outstanding total mortgage principal of $1,170,000. The Company agreed to waive the management fee during the first year of the loan.   The Company continues to assess the risk that the borrower will default on the loan. The valuation of the loan is based on Level 2 of the fair value hierarchy.

NOTE D - REVOLVING LINES OF CREDIT

The Company had a $1,000,000 line of credit with a lender which was set expire on January 15, 2022. There was no outstanding balance on the line as of December 31, 2021 and 2020. Interest was payable monthly at the bank's prime rate (4.50% at December 31, 2020, as defined in the agreement) reduced by an applicable margin (0.50%).  The line was collateralized by the Lakeville Farm, which was sold during the year ended December 31, 2021. Upon sale, the line of credit expired.  The Company was subject to certain restrictive covenants.

The Company has a $2,500,000 line of credit with a lender who services certain mortgages payable (see Note E) that is interest only through May 1, 2024 and interest and principal through maturity on May 1, 2049. There were no outstanding borrowings at December 31, 2021 and 2020 on the line of credit.  Interest is payable annually at the bank's adjusted one-month LIBOR (0.09% and 0.14% at December 31, 2021 and 2020, respectively) base rate plus an applicable margin (2.50%). The line is collateralized by real estate in the IL counties of Iroquois and Shelby. The Company is subject to certain restrictive covenants.

The Company has a $1,000,000 line of credit with a lender which expires on November 10, 2023.  There were no outstanding borrowings as of December 31, 2021 and 2020. Interest is payable monthly at the bank's adjusted one-month LIBOR (0.09% and 0.14% at December 31, 2021 and 2020, respectively) base rate plus an applicable margin (2.10%), with a floor of 3.10%. The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2021 and 2020 was approximately $3,500 and $24,900, respectively related to the lines of credit.  There was approximately $0 and $14,900 of accrued interest at December 31, 2021 or 2020, respectively.

NOTE E - MORTGAGES PAYABLE

Mortgages payable at December 31, 2021 and 2020 consists of the following:

	2021	2020
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.15% through November 1, 2017, with a final maturity in November 2047. After November 1, 2017, the mortgage required principal and interest payments in semi-annual payments through maturity. The note was collateralized by the Flat Rock farm and was repaid during the year ended December 31, 2021.	$–	$1,309,429

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.05% through April 30, 2021, with a final maturity in November 2050. Beginning May 1, 2021, the mortgage required principal and interest payments in semi-annual payments of $24,287 through maturity. The note was collateralized by the Parish farm and was repaid during the year ended December 31, 2021.	$–	$950,300

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through July 31, 2021, with a final maturity in February 2051. Beginning August 1, 2021, the mortgage required principal and interest payments in semi-annual payments of $8,380 through maturity. The note was collateralized by the Rock Creek East farm and was repaid during the year ended December 31, 2021.	–	330,000

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through September 30, 2021, with a final maturity in April 2051. Beginning October 1, 2021, the mortgage required principal and interest payments in semi-annual payments of $23,464 through maturity. The note was collateralized by the Sugar Creek farm and was repaid during the year ended December 31, 2021.	–	924,000
	$–	$3,513,729

F-15

Certain mortgages payable agreements included interest rate adjustment periods after the fixed rate periods expired, as described above.  Aggregate interest expensed during the years ended December 31, 2021 and 2020 was approximately $159,800 and $68,300, respectively, related to the mortgages payable.  Accrued interest at December 31, 2021 and 2020 totaled $0 and $24,956, respectively, related to the mortgages payable.

NOTE F - NOTES PAYABLE, UNSECURED

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. On December 12, 2019, the offering of 2018 Soil Restoration Notes was closed at a final subscription amount of $6,100,000. Beginning March 1, 2020, the Company issued an offering of Soil Restoration Notes at a maximum offering of $10,000,000. All 2017 Soil Restoration Notes matured on July 15, 2020 and noteholders were allowed to rollover their balances to a 2020 Soil Restoration Note. Soil Restoration Notes totaling $2,295,000 were transferred to new 2020 Soil Restoration Notes. Beginning December 15, 2021, the Company launched an offering of Series IV Restoration Notes at a maximum offering of $20,000,000. Additional Soil Restoration Notes advanced during 2021 and 2020 aggregated $4,327,000 and $2,105,000, respectively.  During 2021, $375,000 of the notes payable, unsecured were transferred to later years which extended the maturity date of the notes. In accordance with the terms of the first three series of Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period by primarily providing financial assistance to projects geared toward improving soil quality. The Series IV Soil Restoration Notes do not include contributions to the organic transition pool. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes. Soil Restoration Notes totaling $15,127,000 and $10,500,000 were outstanding as of December 31, 2021 and 2020, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 2.00% and 2.50%, payable semiannually on January 15 and July 15th. Principal is due in full at maturity, which ranges between 2023 and 2026. Soil Restoration Notes are uncollateralized.

Other promissory notes and term notes, totaling $5,353,243 and $5,980,000 as of December 31, 2021 and 2020, respectively, have interest due semi-annually, ranging from 1.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2022 through 2029. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the years ended December 31, 2021 and 2020 was $481,754 and $349,200, respectively, related to the notes payable. Accrued interest at December 31, 2021 and 2020 totaled $207,693 and $162,548, respectively, related to the notes payable. Aggregate notes payable due to related parties, which consists entirely of stockholders, aggregated approximately 26%, or $5,395,742 and 32%, or $5,197,500 of the total notes payable at December 31, 2021 and 2020, respectively. Interest expensed on the related parties notes totaled approximately $132,000 and $112,000 during the years ended December 31, 2021 and 2020, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2021 are as follows:

2022	$1,085,000
2023	7,060,000
2024	916,667
2025	5,591,667
2026	5,751,909
Thereafter	75,000

$20,480,243

F-16

NOTE G - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable.  The note payable incurs interest at a fixed rate of 1.00% and is set to mature on April 23, 2022.  The note is unsecured and is eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).  Principal and interest payments will be made in equal installments after a 10 month deferral period, as defined in the CARES Act.  The Company applied for forgiveness, but during 2021 the SBA denied the request. As such, principal payments of approximately $84,000 are due for the year ending December 31, 2022.

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease.  Rental income consists of fixed lease payments of $1,658,699 and $1,360,471, variable and crop share income of $168,449 and $50,000, and lease reimbursements of $125,281 and $158,128 for the years ended December 31, 2021 and 2020, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2022	$1,477,118
2023	954,011
2024	714,304
2025	714,304
2026	563,105
Thereafter	369,025

$4,791,867

NOTE I - STOCK OPTIONS

The Company does not have a formal stock option plan.  The Company has in the past from time to time granted incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.  In 2021, 907 options were exercised at $595 per share and none were granted. In 2020, 75 options were exercised at $568 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model.  An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years.  The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price.  The expected life of an option represents the period of time that an option is expected to be outstanding.  The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

There was no option-based compensation expense recognized in the statements of operations for the years ended December 31, 2021 or 2020.

F-17

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2021 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2021	1,794	$543.80	7 years
Granted	–	–	N/A
Exercised	(907)
Cancelled/forfeited	–

December 31, 2021	887	$548.27	6 years

Exercisable at December 31, 2021	887		6 years

There were no options vested during the year ended December 31, 2021.

Option activity for the year ended December 31, 2020 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2020	1,869	$543.80	8 years
Granted	–	–	N/A
Exercised	(75)
Cancelled/forfeited	–

December 31, 2020	1,794	$543.80	7 years

Exercisable at December 31, 2020	1,794		7 years

There were no options vested during the year ended December 31, 2020.

F-18

NOTE J - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.	Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States.  These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution.  The Company has approximately $8,254,000 of uninsured cash at December 31, 2021.

2.	Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3).  The general health of that industry could have a significant impact on the fair value of investments held by the Company.

3.	COVID -19

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience.  The Company has not experienced significant payment delays for leases and loans.  While the Company's results of operations, cash flows and financial condition have not been significantly impacted through December 31, 2021, the Company continues to monitor the aging of its receivables, cash collections from tenants, and occupancy rates.  Due to the uncertainty, the extent of any future impact cannot be reasonably estimated at this time.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leased various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2022.  Monthly payments due under the leases aggregated $2,385.  Effective October 1, 2021, the Company entered into a one year lease agreement. Monthly payments due under the lease agreement was $1,600. Total rent expense was $19,830 and $28,620, respectively, for the years ended December 31, 2021 and 2020. Future minimum lease payments required under the lease for the year ended December 31, 2022 is $14,400.

NOTE L - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and expired on September 30, 2020 as defined in the agreement. In 2019, the Company was awarded an additional grant for the CIG that expires on September 30, 2022. Under the terms of the grants, the Company receives reimbursement for certain expenses associated with the Soil Restoration Notes offerings that were issued (see Note F), developing additional innovative note products, and other qualified expenses.  The payments under the grants during the years ended December 31, 2021 and 2020 were approximately $164,000 and $260,000, respectively, and have been included as grant revenue in the accompanying statements of income.  Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments.  The Company has recorded a receivable from the grants totaling $135,386 and $66,549 at December 31, 2021 and 2020, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M - RECLASSIFICATIONS

Certain reclassifications have been made to the 2020 consolidated financial statements to conform to the 2021 presentation.

F-19

NOTE N - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 27, 2022, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

The Company entered into a deferred compensation agreement with the Company's co-founder and former CEO, which requires payments during 2022 through 2033 and service requirements during 2022 through 2033. The estimated present value of such deferred compensation is approximately $447,360.

During March 2022, the Company purchased farmland in Huntington County for approximately $750,000.

Between January 1, 2022 and April 27, 2022, the Company issued $370,000 of mortgage loans and $150,000 of operating lines of credit.

Between January 1, 2022 and April 27, 2022, the Company issued approximately $1,440,000 of REIT stock.

Between January 1, 2022 and April 27, 2022, the Company issued approximately $1,425,000 of Soil Restoration Notes and had approximately $935,000 of payments or transfers of existing notes.

F-20

Item 8. Exhibits

INDEX TO EXHIBITS

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Certificate of Amendment of Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2.3 to the Company’s Semi-Annual Report on Form 1-SA filed September 28, 2021)
2.3*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 3(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.2*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.01 to the Company’s Semi-Annual Report filed September 28, 2020)
3.3**	Form of Series IV Soil Restoration Note
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS filed May 3, 2021)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.3*	Promissory Note for Line of Credit – Compeer Financial (incorporated by reference to Exhibit 6(vi) to the Company’s Annual Report on Form 1-K filed April 30, 2021)
6.4*	Promissory Note for Line of Credit – First Midwest Bank (incorporated by reference to Exhibit 6(viii) to the Company’s Annual Report on Form 1-K filed April 30, 2021)

* Filed previously

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, Illinois, on April 29, 2022.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Andrew Ambriole
Andrew Ambriole, Interim Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Andrew Ambriole	Director and Interim Chief Executive Officer	April 29, 2022
Andrew Ambriole	(principal executive officer)

/s/ Mark D. Schindel	Chief Financial Officer	April 29, 2022
Mark D. Schindel	(principal financial officer and principal accounting officer)

/s/ Dr. Stephen P. Rivard	Director and Co-Chairperson	April 29, 2022
Dr. Stephen P. Rivard

/s/ David E. Miller	Director and Co-Chairperson	April 29, 2022
David E. Miller

/s/ Dr. Anna Jones-Crabtree	Director and Vice Chairperson	April 29, 2022
Dr. Anna Jones-Crabtree

/s/ Dorothy D. Burlin	Director	April 29, 2022
Dorothy D. Burlin

/s/ Arnold W. Lau	Director and Chief Operating Officer	April 29, 2022
Arnold W. Lau

/s/ Joseph Mantoan	Director	April 29, 2022
Joseph Mantoan

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